UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

POWER MEDICAL INTERVENTIONS, INC.

(Name of Subject Company)

POWER MEDICAL INTERVENTIONS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Classes of Securities)

739299105

(CUSIP Number of Classes of Securities)

Brian M. Posner

Chief Financial Officer

Power Medical Interventions, Inc.

2021 Cabot Boulevard

Langhorne, PA 19047

(267) 775-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz, Esq.

R. Craig Smith, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment “), filed with the U.S. Securities and Exchange Commission (the “ SEC “) on September 8, 2009, amends and supplements Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed with the SEC on August 10, 2009, by Power Medical Interventions, Inc. (“PMI” or the “Company”), a Delaware corporation. The Statement relates to a tender offer (the “Offer”) by Covidien Delaware Corp., a Delaware corporation (“Purchaser”) and wholly-owned direct or indirect subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of PMI common stock (the “Shares”) at a purchase price of $2.08 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (or such other amount per share as may be paid pursuant to the Offer) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the adding the following:

“Completion of Tender Offer

The offer period of the Offer expired at 12:00 midnight (New York City time) at the end of September 4, 2009. The Depositary for the Offer has advised Parent and the Company that as of 12:00 midnight (New York City time) at the end of September 4, 2009, approximately 15,210,583 Shares had been validly tendered and not withdrawn from the Offer, representing a total of 87.1% of the 17,468,266 outstanding Shares as of 12:00 midnight (New York City time) at the end of September 4, 2009. Additionally, the Depositary has advised Parent and the Company that an additional 247,765 Shares had been tendered by notice of guaranteed delivery. The Purchaser has accepted for payment all Shares validly tendered in the Offer (but not including any Shares tendered by notice of guaranteed delivery).

Pursuant to the terms of the Merger Agreement, the Purchaser exercised its option (the “Top-Up Option”) to purchase directly from the Company an additional number of Shares sufficient (when combined with the Shares purchased by the Purchaser in the Offer) to give the Purchaser ownership of one Share more than 90% of the outstanding Shares (determined on a fully diluted basis, which, for purposes of such calculation, includes all Shares that the Company may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00). Pursuant to the exercise of the Top-Up Option, the Purchaser purchased an aggregate of 12,951,246 Shares.

Following the expiration of the Offer and the exercise of the Top-Up Option, in accordance with the Merger Agreement, the Purchaser was merged with and into the Company with the Company continuing as the Surviving Corporation and as a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held in treasury by the Company, Shares owned by Parent or the Purchaser or Shares held by stockholders who properly demand appraisal rights under the DGCL) was converted into the right to receive $2.08 per Share, net to the applicable stockholder in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the Over-the-Counter Bulletin Board.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POWER MEDICAL INTERVENTIONS, INC.

By:	/s/ Brian M. Posner
Name: Brian M. Posner Title: Chief Financial Officer

Dated: September 8, 2009